(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-25590 CUSIP NUMBER

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Datastream Systems, Inc.

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Full Name of Registrant

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Former Name if Applicable

50 Datastream Plaza

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Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29605

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Although Datastream Systems, Inc. (the “Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004, the Form 10-Q could not be completed on or before the November 9, 2004 deadline without unreasonable effort or expense. The delay is due to a review of the Company’s Chinese operations, which year-to-date constitute less than one percent of the Company’s revenues. As previously disclosed, the Company has been contacted by Chinese government officials concerning potential tax liabilities, and a former employee made certain allegations in an administrative filing regarding potential tax, revenue recognition and other issues principally related to the Company’s Chinese operations. The tax matters have been resolved and the related liabilities and expenses were included in the financial results released on October 27, 2004. The Company’s Audit Committee, with the assistance of an outside accounting firm and outside counsel, is currently investigating the other allegations made by the former employee. In addition, as a precautionary matter, the Company is reviewing its revenue recognition from all resellers, which in the aggregate the Company estimates to be less than 5% of global revenues year-to-date.

The Audit Committee and the advisors could not complete their work related to the allegations by the former employee and the Company’s auditors could not complete the review of the Company’s quarterly financial statements on or before the filing deadline of November 9, 2004. The Company believes based on the current scope of the investigation that the Form 10-Q for the quarter ended September 30, 2004 will be filed within the extension period provided by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Alex Estevez	864	422-5001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Datastream Systems, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004	By:	/s/ C. Alex Estevez
C. Alex Estevez
Chief Financial Officer